1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

April 15, 2014

VIA EDGAR

Christina Fettig

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”)
Combined Information Statement/Prospectus on Form N-14
SEC File No. 333-194341

Dear Ms. Fettig and Mr. Parachkevov:

This letter responds to the comments provided to me and Matthew Barsamian on our April 1, 2014 telephone conference, with respect to your review of the combined information statement/prospectus on Form N-14 (the “Combined Information Statement/Prospectus”) relating to the proposed reorganization of the Goldman Sachs Income Strategies Portfolio (the “Acquired Portfolio”) with and into the Goldman Sachs Satellite Strategies Portfolio (the “Surviving Portfolio,” and together with the Acquired Portfolio, the “Portfolios”) (the “Reorganization”). We have reproduced your comments below, followed by our responses. Undefined capitalized terms used below have the same meaning as given in the Combined Information Statement/Prospectus.

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant and Goldman, Sachs & Co. hereby respectfully request that the effective date of the Combined Information Statement/Prospectus be accelerated so that it will become effective on April 17, 2014 or as soon as practicable thereafter. The Registrant and Goldman, Sachs & Co. are aware of their obligations under that Act. Please see Exhibit A.

INFORMATION STATEMENT/PROSPECTUS (Part A)

1.	Comment: Please provide an analysis in your response letter regarding which participant in the Reorganization should be the accounting survivor, pursuant to the factors outlined in the North American Securities Trust no-action letter (Aug. 5, 1994) (“NAST Letter”).

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Response: In the NAST Letter, the SEC Staff indicated that to determine the accounting survivor in a fund reorganization, the attributes of the participating funds should be compared with those of the surviving fund to determine which of the participants the surviving fund will most closely resemble. The SEC Staff articulated five key factors that should be considered when making this comparison (the “NAST Factors”): (1) investment advisers; (2) investment objectives, policies and restrictions; (3) expense structures and expense ratios; (4) asset size; and (5) portfolio composition.

Investment Advisers. Goldman Sachs Asset Management, L.P. (“GSAM”) is the investment adviser to each Portfolio. William Fallon, PhD, Managing Director, Chief Investment Officer of Quantitative Investment Strategies, Steve Jeneste, CFA, Managing Director, and Nicholas Chan, CFA, Vice President, are the portfolio managers to each Portfolio.

Investment Objectives, Policies and Restrictions. The surviving Portfolio will be managed in accordance with the investment objectives, policies and restrictions of the Surviving Portfolio, which are different than the investment objectives, policies and restrictions of the Acquired Portfolio. For example, the Surviving Portfolio seeks long-term capital appreciation, while the Acquired Portfolio seeks both current income and long-term capital appreciation. The similarities and differences in the principal investment strategies of each Portfolio are highlighted in the Combined Information Statement/Prospectus under “Summary – Comparison of the Acquired Portfolio with the Surviving Portfolio.”

Expense Structures and Expense Ratios. The expense structure of the surviving Portfolio will be that of the Surviving Portfolio, since all of its contracts with service providers will remain in place following the Reorganization. As indicated in the Combined Information Statement/Prospectus under “Introduction – Questions and Answers – How will the Reorganization affect the fees to be paid by the Surviving Portfolio, and how do they compare with the fees paid by the Acquired Portfolio,” the surviving Portfolio would have, on a pro forma basis, (1) total annual fund operating expenses for each of its share classes that are expected to be lower than those of the corresponding share classes of the Acquired Portfolio prior to the Reorganization, and (2) net annual fund operating expenses for each of its share classes that are expected to be higher than those of the corresponding share classes of the Acquired Portfolio prior to the Reorganization, after taking into account applicable expense reimbursements that GSAM has agreed to implement for all share classes until April 30, 2015. The management fee rate for the surviving Portfolio will be the same as the management fee rates of the Portfolios.

Asset Size. As of March 31, 2014, the Acquired Portfolio had net assets of approximately $28.8 million, while the Surviving Portfolio had net assets of approximately $1.3 billion.

Portfolio Composition. As of March 31, 2014, 100% of the Acquired Portfolio’s assets were invested in securities that were also held by the Surviving Portfolio, and 64% of the Surviving Portfolio’s assets were invested in securities that were also held by the Acquired Portfolio. The Acquired Portfolio does not expect to sell any of its assets in anticipation of the Reorganization. Accordingly, the portfolio composition of the surviving Portfolio is expected to more closely resemble that of the Surviving Portfolio than that of the Acquired Portfolio.

Other Factors. The Board of Trustees of the Surviving Portfolio is the same as that of the Acquired Portfolio. In addition, the inception date of both the Surviving Portfolio and Acquired Portfolio is March 30, 2007.

The Portfolios believe that, on balance, the NAST Factors support the determination that the Surviving Portfolio should be the accounting survivor in the Reorganization.

2.	Comment: In the “Dear Shareholder” letter, please specify that the Board, including a majority of the Independent Trustees, approved the Reorganization.

Response: The Portfolios have incorporated this comment.

3.	Comment: In the “Introduction” section to the Combined Information Statement/Prospectus, please include a statement clarifying that the Combined Information Statement/Prospectus does not include a request for proxies and that shareholders are not being asked to vote on the Reorganization, in reliance on Rule 17a-8 under the 1940 Act.

Response: The Portfolios have incorporated this comment.

4.	Comment: In the “Introduction – Questions and Answers – How will the Reorganization affect the fees to be paid by the Surviving Portfolio, and how do they compare with the fees paid by the Acquired Portfolio” section, please clarify what you mean by “current” expense ratios.

Response: The Portfolios have incorporated this comment.

5.	Comment: In the “Introduction – Questions and Answers – Who bears the expenses associated with the Reorganization” section, please disclose an estimate of the total cost of the Reorganization that the Investment Adviser will bear, including any mailing, printing, legal or auditing/accounting expenses or brokerage commissions and related transaction costs in connection with portfolio repositioning.

Response: The Portfolios have incorporated this comment.

6.	Comment: In the “Introduction – Questions and Answers – Will GSAM benefit from the Reorganization” section, please clarify why reorganizing the Acquired Portfolio with and into the Surviving Portfolio will benefit the Investment Adviser.

Response: The Portfolios have incorporated this comment.

7.	Comment: In the “Introduction – Questions and Answers – Why are shareholders not being asked to vote on the Reorganization” section, please confirm in your response that the Reorganization meets all of the requirements of Rule 17a-8 under the 1940 Act.

Response: The Portfolios hereby confirm that the Reorganization meets all of the requirements of Rule 17a-8 under the 1940 Act. Among other things, the Board, including a majority of the Independent Trustees, has determined that (i) participation in the Reorganization is in the best interests of the Portfolios and (ii) the interests of the Portfolios’ existing shareholders will not be diluted as a result of the Reorganization. In addition, the Reorganization does not require shareholder approval under Rule 17a-8(a)(3) because: (i) no fundamental investment policy of the Acquired Portfolio is materially different from the corresponding fundamental investment policy of the Surviving Portfolio; (ii) no advisory contract between the Acquired Portfolio and the Investment Adviser is materially different from the advisory contract between the Surviving Portfolio and the Investment Adviser; (iii) the Independent Trustees of the Acquired Portfolio who were elected by shareholders will comprise a majority of the Trustees of the Surviving Portfolio; and (iv) the distribution fees authorized to be paid by the Surviving Portfolio are not greater than the distribution fees authorized to be paid by the Acquired Portfolio.

8.	Comment: In the “Introduction – Questions and Answers – Where can I get more information?” section, please confirm that only supplements to the Portfolios’ prospectuses and statements of additional information filed prior to the Combined Information Statement/Prospectus, and not any future supplements, will be incorporated by reference.

Response: The Portfolios hereby confirm that only supplements to the Portfolios’ prospectuses and statements of additional information filed prior to the Combined Information Statement/Prospectus, and not any future supplements, will be incorporated by reference, and have incorporated disclosure to clarify this.

9.	Comment: In the “Summary – Comparison of the Acquired Portfolio with the Surviving Portfolio” section, please center the text in the row labeled “Type of fund” in the table.

Response: The Portfolios have incorporated this comment.

10.	Comment: In the “Summary – Comparison of the Acquired Portfolio with the Surviving Portfolio” section, please use the defined terms “Acquired Portfolio” and “Surviving Portfolio,” rather than “Income Strategies” and “Satellite Strategies,” in the row labeled “What are the Underlying Funds in which each Portfolio invests?” and please ensure that the column headings are located above the appropriate columns.

Response: The Portfolios have incorporated this comment.

11.	Comment: In the “Portfolios’ Fees and Expenses” section, Footnote 2 states that acquired (underlying) fund fees and expenses are excluded from the Portfolios’ expense limitation arrangements. Please revise the similar disclosure in the Portfolios’ Shareholder Reports to make it consistent with such disclosure in the Combined Information Statement/Prospectus.

Response: The Portfolios intend to incorporate this comment.

12.	Comment: In the bar charts in the “Portfolios’ Past Performance” section, please use the same share class for each Portfolio.

Response: The Portfolios respectfully note that each Portfolio’s bar chart displays the same share class that is listed in the Portfolios’ current prospectus, in a manner consistent with Form N-1A and the instructions therein. The Portfolios are reluctant to depart from this current practice. Accordingly, the Portfolios have not incorporated this comment. However, the Portfolios have added additional disclosure to make clear that the bar charts display different share classes.

13.	Comment: In the “Other Important Information Concerning the Reorganization” section, please estimate the percentage of the Acquired Portfolio’s assets expected to be sold in connection with the Reorganization (i.e., portfolio repositioning). If the Acquired Portfolio expects to liquidate more than 5% of its portfolio holdings, please disclose an estimate of (i) brokerage costs, expressed as a dollar amount and in basis points; and (ii) capital gains distributions shareholders should expect to receive, expressed as a dollar amount and on a per-share basis.

Response: The Acquired Portfolio does not expect to sell any of its assets in anticipation of the Reorganization.

14.	Comment: In the “Capitalization” section, please update and date the capitalization table as of March 31, 2014.

Response: The Portfolios have incorporated this comment.

STATEMENT OF ADDITIONAL INFORMATION (Part B)

15.	Comment: In the “Documents Incorporated by Reference” section, in items 2 and 4, please remove any references to future supplements.

Response: The Portfolios have incorporated this comment.

16.	Comment: In the “Pro Forma Financial Statements” section, please update the date for the 10% determination to March 31, 2014.

Response: The Portfolios have incorporated this comment.

OTHER

17.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

*        *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Andrew Murphy, Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.

April 15, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (File No. 333-194341); Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Trust’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Pursuant to Rule 461 under the 1933 Act, the Registrant and Goldman, Sachs & Co., as principal underwriter of the shares of the Registrant, hereby respectfully request that the SEC declare the Registrant’s Pre-Effective Amendment No. 2 to Registration Statement on Form N-14 effective on Thursday, April 17, 2014, or as soon as practicable thereafter. The Registrant and Goldman, Sachs & Co. are aware of their obligations under the 1933 Act.

Should you have any questions, please feel free to contact Brenden P. Carroll of Dechert LLP at 202.261.3458.

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Very truly yours,

/s/ Andrew Murphy

Andrew Murphy

Assistant Secretary, Goldman Sachs Trust

Vice President and Assistant General Counsel, Goldman, Sachs & Co.